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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 1)


                                 COMPS.COM, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    204679104
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Halsey M. Minor
                               150 Chestnut Street
                             San Francisco, CA 94111
                                 (415) 395-7800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 17, 1999
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)

---------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO. 204679104                                            PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Minor Revocable Trust

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b)

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3       SEC USE ONLY

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4       SOURCE OF FUNDS

           Not Applicable.


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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

           Not Applicable.
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States.

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                      7    SOLE VOTING POWER
 NUMBER OF SHARES
                           176,600.
                      ----------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY
       EACH                None.
                      ----------------------------------------------------------
    REPORTING         9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                176,600.
                      ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           None.
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        176,600.

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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%

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14      TYPE OF REPORTING PERSON

           OO

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CUSIP NO. 204679104                   13D                      PAGE 3 OF 5 PAGES



ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 (the "Amendment") to the Schedule 13D filed on May 25, 1999 by the Minor Revocable Trust (the "Schedule 13D") is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and relates to the Common Stock, $.01 par value (the "Common Stock") of COMPS.COM, INC., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9888 Carroll Centre Road, San Diego, California 92126-4581. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         There are no changes to the information contained in the Schedule 13D for this item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         This Amendment is necessitated by sales of the Trust's shares of Issuer Common Stock. The Trust's purposes in beneficially owning Issuer Common Stock have not changed since the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Trust beneficially owns 176,600 shares of Issuer Common Stock, which represents approximately 1.5% of the outstanding Issuer Common Stock.

         (b) Mr. Minor as Trustee has sole voting and dispositive power with respect to the Trust's shares of Issuer Common Stock.

         (c) At the discretion of Mr. Minor, the Trust has made the following sales of Issuer Common Stock in the past sixty days:

                  On November 3, 1999, the Trust made the following sales of Issuer Common Stock: 3,000 shares at $7.281 per share, 2,000 shares at $7.312 per share and 900 shares at $7.250 per share. A broker-dealer effected the November 3, 1999 sales in the NASDAQ National Market System ("NMS").




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CUSIP NO. 204679104                   13D                      PAGE 4 OF 5 PAGES

                  On November 4, 1999, the Trust sold 20,000 shares of Issuer Common Stock at $7.375 per share. A broker-dealer effected the transaction in the NMS.

                  On November 5, 1999, the Trust sold 2,500 shares of Issuer Common Stock at $7.375 per share. A broker-dealer effected the transaction in the NMS.

                  On December 17, 1999, the Trust sold 99,000 shares of Issuer Common Stock at $6.875 per share. A broker-dealer effected the transaction in the NMS.

                  On December 20, 1999, the Trust sold 100,000 shares of Issuer Common Stock at $6.888 per share. A broker-dealer effected the transaction in the NMS.

                  On December 21, 1999, the Trust sold a total of 200,000 shares of Issuer Common Stock at $6.875 per share. A broker-dealer effected the transactions in the NMS.

                  On December 22, 1999, the Trust sold 95,000 shares of Issuer Common Stock at $7.125 per share. A broker-dealer effected the transaction in the NMS.

         (d)      Not applicable.

         (e) The Trust ceased to be the beneficial owner of more than 5% of the Issuer Common Stock on December 17, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.

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CUSIP NO. 204679104                   13D                      PAGE 5 OF 5 PAGES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 28, 1999


                                       Minor Revocable Trust


                                       By: /s/ Halsey M. Minor
                                           -------------------------------------
                                           Halsey M. Minor
                                           as Trustee